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                             September 20, 2023

       John North
       Chief Executive Officer
       Lazydays Holdings, Inc.
       4042 Park Oaks Blvd., Suite 350
       Tampa, Florida 33610

                                                        Re: Lazydays Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 12,
2023
                                                            File No. 333-274489

       Dear John North:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Exhibits

   1.                                                   We note your disclosure
on page 32 that "a U.S. Holder   s receipt of Rights pursuant to the
                                                        Rights Offering should
not be treated as a taxable distribution with respect to such
                                                        holder   s Series A
Preferred Stock or Warrants, as applicable, for U.S. federal income tax purposes." Please
revise to include a tax opinion as Exhibit 8.1, as it appears the transaction would be
tax-free to Series A Preferred Stock and Warrant holders, and, therefore, material to
investors. Refer to Section III.A.2. of Staff Legal Bulletin No. 19.
                                                        Alternatively, tell us
why you believe an opinion is not required.
 John North
FirstName  LastNameJohn
Lazydays Holdings,  Inc. North
Comapany 20,
September  NameLazydays
               2023        Holdings, Inc.
September
Page 2     20, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services